Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.:001-32650

News Release	20 South Wacker Drive Chicago, IL 60606-7499 www.cme.com

FOR IMMEDIATE RELEASE

ISS Recommends CME Shareholders Vote ‘FOR’ Merger with CBOT

ISS also recommends CBOT shareholders vote ‘FOR’ the merger

CHICAGO, June 27, 2007—Chicago Mercantile Exchange Holdings Inc. (NYSE/Nasdaq: CME) today announced that Institutional Shareholder Services Inc. (ISS) has recommended that CME shareholders vote “FOR” the merger of CBOT Holdings, Inc. with CME. In a separate report, ISS also recommended that CBOT shareholders vote “FOR” the merger. ISS is the leading independent U.S. proxy advisory firm and its voting analyses and recommendations are relied upon by hundreds of major institutional investment funds, mutual funds and fiduciaries throughout the country.

In recommending that CME shareholders vote to approve the merger, ISS stated that: “The deal may strategically position the combined company to be the leader for derivatives trading in a consolidating industry environment…. Based on our review of the terms of the transaction and the factors described above, particularly the strategic rationale and the positive market reaction, we believe the merger warrants shareholder support.”*

“We are pleased that a leading proxy advisory firm recognizes the compelling value that the CME/CBOT merger will provide for our shareholders,” said CME Executive Chairman Terry Duffy. “The July 9, 2007, Special Meeting of Shareholders is rapidly approaching. On behalf of the entire Board of Directors of CME, I urge all CME shareholders to vote ‘FOR’ the proposed merger.”

“ISS’s recommendations that both CME and CBOT shareholders vote ‘FOR’ our merger – and ISS’s separate recommendation that CBOT shareholders reject the ICE proxy solicitation – represent additional important milestones toward the completion of our merger with the Chicago Board of Trade,” said CME Chief Executive Officer Craig Donohue. “We look forward to the July 9 shareholder vote and to integrating our two organizations so that we can begin delivering the many benefits this merger will create for our shareholders, members and customers.”

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Shareholders who have questions about the proposed merger or need assistance in submitting their proxy or voting their shares should contact CME’s proxy solicitor, D.F. King at 48 Wall Street, 22nd Floor, New York, NY 10005 or 212-269-5550 or email webmaster@dfking.com.

*Permission to use quotations from the ISS report was neither sought nor obtained.

About CME

CME (www.cme.com) is the world’s largest and most diverse financial exchange. As an international marketplace, CME brings together buyers and sellers on the CME Globex®electronic trading platform and on its trading floors. CME offers futures and options on futures in these product areas: interest rates, stock indexes, foreign exchange, agricultural commodities, energy, and alternative investment products such as weather, real estate and economic derivatives. CME is a wholly-owned subsidiary of Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ:CME), which is part of the Russell 1000® Index and the S&P 500® Index.

Forward-Looking Statements

This press release may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. The actual results or performance by CME or CBOT or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Information regarding the risks that may affect the parties’ performance and the performance of the combined company can be found in their filings with the Securities and Exchange Commission, including Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, their most recent quarterly reports on Form 10-Q and their definitive joint proxy statement/prospectus, as supplemented. Copies of said reports are available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this advertisement. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this advertisement.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus and supplement thereto with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. This press release is not a substitute for the definitive joint proxy statement/prospectus, as supplemented, or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, as supplemented, and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus, as supplemented, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CME’s directors and executive officers is available in CME’s proxy statement for its 2007 annual meeting of shareholders, dated March 17, 2007. Additional information regarding the interests of such potential participants is available in the definitive joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC.

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